                                                 File Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-109871

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 4, 2003)

                                4,544,572 SHARES

                                   (EPL LOGO)

                             ENERGY PARTNERS, LTD.

                                  COMMON STOCK

                             ----------------------

       The selling stockholders are selling all of the shares of common stock offered by this prospectus supplement. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

       The shares trade on the New York Stock Exchange under the symbol "EPL." On November 10, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $11.81 per share.

       INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS.

                             ----------------------

                                                              PER SHARE              TOTAL
                                                              ---------              -----
Public offering price.......................................    $11.75            $53,398,721
Underwriting discount.......................................    $.5875             $2,669,936
Proceeds, before expenses, to selling stockholders..........  $11.1625            $50,728,785

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about November 17, 2003.

                             ----------------------

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
DEUTSCHE BANK SECURITIES                               JEFFERIES & COMPANY, INC.

                             ----------------------

          The date of this prospectus supplement is November 10, 2003.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward Looking Statements..................................   S-2
About Energy Partners, Ltd..................................   S-3
Our Outstanding Shares of Common Stock......................   S-5
Price Range of Common Stock.................................   S-5
Dividend Policy.............................................   S-6
Capitalization..............................................   S-6
Selling Stockholders........................................   S-7
Underwriting................................................   S-8
Legal Matters...............................................  S-10
Where You Can Find More Information.........................  S-10

                                   PROSPECTUS

                                                              PAGE
                                                              ----
Forward Looking Statements..................................    i
Risk Factors................................................    1
Our Company.................................................    3
Use of Proceeds.............................................    3
Selling Securityholders.....................................    4
Plan of Distribution........................................    5
Legal Matters...............................................    6
Experts.....................................................    6
Where You Can Find More Information.........................    6

                            ------------------------

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

       We provide information to you about this offering in two separate documents that are combined together. The first document is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which provides general information, some of which may not apply to this offering. If information in the prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

                           FORWARD LOOKING STATEMENTS

       All statements other than statements of historical fact contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and other written or oral statements made by us or on our behalf, are forward-looking statements. When used herein and therein, the words "anticipates," "expects," "believes," "goals," "intends," "plans," or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that forward-looking statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause our actual results to differ materially from the views, beliefs and estimates expressed or implied in such forward-looking statements. We refer you specifically to the section entitled "Risk Factors" in the accompanying prospectus as well as the disclosure contained in our latest annual report on Form 10-K and the other documents incorporated by reference herein. Although we believe that the assumptions on which any forward-looking statements in this prospectus supplement and the accompanying prospectus, and periodic reports filed by us are reasonable, no assurance can be given that such assumptions will prove correct. All forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference.

                          ABOUT ENERGY PARTNERS, LTD.

       We are an independent oil and natural gas exploration and production company focused on the shallow to moderate depth waters of the Gulf of Mexico Shelf. We concentrate on the Gulf of Mexico Shelf region because that area provides us with favorable geologic and economic conditions, including multiple reservoir formations, regional economies of scale, extensive infrastructure and comprehensive geologic databases. We believe that this region offers a balanced and expansive array of existing and prospective exploration, exploitation and development opportunities in both established productive horizons and deeper geologic formations. As of December 31, 2002, we had estimated proved reserves of approximately 127.0 billion cubic feet of natural gas and 26.4 million barrels of oil, or an aggregate of approximately 47.5 million barrels of oil equivalent, with a present value of estimated pre-tax future net cash flows of $608.3 million, and of estimated after-tax future net cash flows of $476.9 million based upon year-end 2002 prices and a discount rate of 10%.

       Since our incorporation in January 1998 by Richard A. Bachmann, our founder, chairman, president and chief executive officer, we have assembled a team of geoscientists and management professionals with considerable region-specific geological, geophysical, technical and operational experience. We have grown through a combination of exploration, exploitation and development drilling and multi-year, multi-well drill-to-earn programs, as well as strategic acquisitions of mature oil and natural gas fields in the Gulf of Mexico Shelf area, and in particular the acquisition of Hall-Houston Oil Company ("Hall-Houston") in early 2002.

       Our strategy is to grow our reserves and production through a balanced investment program including low risk exploitation and development activities in and around our existing fields and moderate risk exploration activities in the shallow to moderate depth waters of the central region of the Gulf of Mexico Shelf. A limited amount of our exploration budget each year will be allocated to higher risk, higher potential exploration prospects in this region.

       Our principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. Our telephone number is (504) 569-1875. We also maintain a web site at www.eplweb.com which contains information about us, including links to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and related amendments. Our web site and the information contained in it and connected to it shall not be deemed incorporated by reference into this prospectus supplement or in the accompanying prospectus.

                  COMPETITIVE STRENGTHS AND BUSINESS STRATEGY

       TRACK RECORD OF RESERVE AND PRODUCTION GROWTH. Over the past three years, from December 31, 1999 to December 31, 2002, we have increased our estimated year-end proved reserves from 5.9 Mmboe to 47.5 Mmboe and increased our annual average daily production from 1,431 Boe to 17,173 Boe. This growth has been a result of our successful drilling activities and acquisitions of producing properties, including those of Hall-Houston.

       LARGE PROSPECT INVENTORY AND HISTORY OF SUCCESSFUL DRILLING
ACTIVITIES. As of June 30, 2003, we had more than 80 exploratory prospects and leads identified on our existing acreage. During 2002, we drilled 15 prospects and achieved an 80% success rate for these exploratory wells. We currently have budgeted to drill at least 24 prospects in 2003. As of October 31, 2003, we had drilled wells on eleven of these prospects, nine of which resulted in discoveries.

       EXPERIENCED MANAGEMENT AND TECHNICAL TEAMS. Led by Richard A. Bachmann, our senior management and technical teams have extensive experience. As of June 30, 2003, our senior management team had an average of 25 years of oil and natural gas industry experience and beneficially owned 16% of our common stock. Our technical team at June 30, 2003 included 25 geoscientists and engineers with an average of 22 years of region specific experience in their technical fields.

       GULF OF MEXICO SHELF FOCUS. By focusing on the Gulf of Mexico Shelf region, primarily in the waters offshore from Louisiana and Texas, we have been able to accumulate substantial geological and reservoir data and operating experience, which we believe provides us with a significant competitive advantage. We also believe that this region's extensive infrastructure and favorable geologic conditions with multiple known oil and natural gas producing reservoirs will allow us to achieve attractive returns on our investments.

       RISK-BALANCED EXPLORATION, EXPLOITATION AND DEVELOPMENT PROGRAM. We intend to allocate approximately 65% of our capital budget on an annual basis to low risk exploitation and development activities, approximately 25% to moderate risk exploration opportunities and approximately 10% to higher risk, higher potential exploration opportunities. Our capital budget does not include acquisitions.

       DISCIPLINED ACQUISITION STRATEGY. Many integrated and large independent energy companies are currently redirecting human and financial resources away from the Gulf of Mexico Shelf area to the deepwater Gulf of Mexico and other areas around the world that have more material growth potential relative to their large existing asset bases. We believe this trend will continue and will provide us with opportunities to acquire Gulf of Mexico Shelf assets at attractive rates of return. Using the expertise of our senior management team, we have developed and refined an acquisition program designed to evaluate these opportunities. Our engineers and geoscientists who manage our core properties use their expertise and experience on the Gulf of Mexico Shelf to target attractive acquisition opportunities. Following an acquisition, our technical staff seeks to enhance the value of new assets through our proven development and exploitation program.

       CONSERVATIVE FINANCIAL RISK MANAGEMENT PROGRAM. We believe the maintenance of a conservative financial structure will position us to capitalize on opportunities as we identify them. We use a number of approaches to limit our financial risk. First, we strive to limit annual capital spending for exploration, exploitation and development activities to discretionary cash flow from operations, which we define as operating cash flow before changes in working capital plus total exploration expenditures. We typically only use our bank credit facility to balance working capital fluctuations and to support acquisition activities. Second, we set conservative guidelines to limit total leverage using a number of metrics to gauge appropriate debt levels, including our debt to total capitalization ratio, cash flow coverage ratios and debt per Boe of proved reserves. Finally, we engage in an active commodity price hedging program.

       OPERATIONAL CONTROL. We seek to retain operatorship of the majority of our properties. Operatorship provides us with the opportunity to exercise greater control over the cost, timing and nature of our exploration, exploitation and development activities as well as to influence the timing and cost of plugging and abandonment activities. As of June 30, 2003, we operated approximately 89% of our production.

                  OUR PRINCIPAL OIL AND NATURAL GAS PROPERTIES

       At March 31, 2003, we had interests in 21 producing fields and 4 fields under development, all of which are located in the Gulf of Mexico Shelf region. These fields fall into three focus areas which we identify as our Eastern, Central and Western areas. The Eastern area is comprised of two fields, including the East Bay field. The Central area is comprised of five fields, three of which are contiguous and together cover most of the Bay Marchand salt dome. The Western area is comprised of 14 producing fields and 4 under development consisting primarily of those acquired in the Hall-Houston acquisition.

                     OUR OUTSTANDING SHARES OF COMMON STOCK

       As of October 31, 2003, we had outstanding 32,171,880 shares of common stock, excluding:

       - 368,076 shares of Series D preferred stock convertible into 4,310,022 shares of common stock;

       - warrants expiring January 2007 to purchase 3,956,640 shares of common stock, of which 3,000,000 are exercisable at $11.00 per share and 956,640 are exercisable at $9.00 per share; and

       - stock options to purchase an aggregate of 2,159,165 shares of common stock with a weighted average exercise price of $9.53, of which 963,479 options were exercisable as of October 31, 2003 with a weighted average exercise price of $9.58.

                          PRICE RANGE OF COMMON STOCK

       Our common stock is listed on the New York Stock Exchange under the symbol "EPL." The following table sets forth, for the periods indicated, the range of the high and low sales prices of our common stock as reported by the New York Stock Exchange.

                                                               HIGH     LOW
                                                              ------   ------
2001
  First Quarter.............................................  $13.63   $ 9.25
  Second Quarter............................................   14.00     9.00
  Third Quarter.............................................   13.98     6.60
  Fourth Quarter............................................    8.60     5.60
2002
  First Quarter.............................................  $ 8.63   $ 5.90
  Second Quarter............................................    9.30     6.51
  Third Quarter.............................................    9.00     6.40
  Fourth Quarter............................................   11.80     7.70
2003
  First Quarter.............................................  $11.60   $ 9.26
  Second Quarter............................................   12.29     9.40
  Third Quarter.............................................   11.85    10.00
  Fourth Quarter (through November 10, 2003)................   12.50    10.80

                                DIVIDEND POLICY

       We have not paid any cash dividends in the past on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings for the future operation and development of our business. Any future cash dividends to holders of common stock would depend on future earnings, capital requirements, our financial condition and other factors determined by our board of directors. We currently pay dividends on our Series D preferred stock under the terms of the preferred stock issuance.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of September 30, 2003 on an actual basis:

       You should read this table in conjunction with our financial statements and the notes to those financial statements incorporated by reference in this prospectus.

                                                                    AS OF
                                                              SEPTEMBER 30, 2003
                                                              ------------------
                                                                (IN THOUSANDS)
Cash and cash equivalents...................................       $ 89,539
                                                                   ========
Long-term debt, including current maturities................       $150,441
Stockholders' equity:
Preferred stock: par value $1.00 per share; 1,700,000 shares authorized; 368,076 shares issued and outstanding;
  aggregate liquidation value $36,807,590...................         34,684
Common stock: par value $0.01 per share; 50,000,000 shares
  authorized; 32,158,936 shares issued and outstanding......            322
Additional paid-in capital..................................        228,383
Accumulated other comprehensive loss........................           (389)
Accumulated deficit.........................................         (3,083)
                                                                   --------
  Total stockholders' equity................................        259,917
                                                                   --------
     Total capitalization...................................       $410,358
                                                                   ========

                              SELLING STOCKHOLDERS

       The following table sets forth certain information, as of October 31, 2003, regarding beneficial ownership of our common stock by each selling stockholder. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of our common stock that are issuable upon the exercise of outstanding options, warrants, conversion of preferred stock or exercise of other purchase rights are treated as outstanding for purposes of computing such selling stockholder's ownership, to the extent exercisable or convertible within sixty days of the date of this prospectus supplement, but are not deemed outstanding for purposes of computing the ownership of any other selling stockholder.

                                               SHARES BENEFICIALLY   NUMBER OF   SHARES BENEFICIALLY
                                               OWNED PRIOR TO THE     SHARES         OWNED AFTER
                                                    OFFERING          OFFERED         OFFERING
                                               -------------------   ---------   -------------------
NAME                                            NUMBER     PERCENT                NUMBER    PERCENT
----                                           ---------   -------               --------   --------
Evercore Capital Partners L.P.(1)............  2,978,852     9.3%    2,978,852        --        --
Evercore Capital Offshore Partners L.P.(1)...    785,663     2.4%      785,663        --        --
Evercore Capital Partners (NQ) L.P.(1).......    715,368     2.2%      715,368        --        --
Evercore Co-Investment Partnership L.P.(1)...     64,689       *        64,689        --        --
All selling stockholders, as a group.........  4,544,572    14.1%    4,544,572        --        --

------------

 *  Represents beneficial ownership of less than 1%.

(1) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003, as adjusted for the April 2003 and August 2003 offerings of shares of our common stock by Evercore. The address of Evercore is 65 East 55th Street, 33rd Floor, New York, New York 10022.

    Evercore Partners L.L.C. is the general partner of the first three Evercore entities listed above and has sole voting and dispositive power of their shares. Evercore Co-Investment G.P. L.L.C. is the general partner of Evercore Co-Investment Partnership L.P. and has sole voting and dispositive power with respect to its shares. Two of our directors, Mr. Austin M. Beutner and Mr. William O. Hiltz, are principals of Evercore and disclaim beneficial ownership of shares of our common stock owned by Evercore. Additionally, Mr. Hiltz acquired 150,000 shares of our common stock prior to joining Evercore and prior to Evercore's investment in us. Mr. Hiltz sold 30,000 of these shares in our April 2003 stock offering. Evercore disclaims beneficial ownership of these shares of common stock owned by Mr. Hiltz.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from them, the number of shares listed opposite their names below.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  1,363,371
Credit Suisse First Boston LLC..............................  1,363,371
Deutsche Bank Securities Inc. ..............................    681,695
Jefferies & Company, Inc. ..................................    681,695
Howard Weil, a division of Legg Mason Wood Walker, Inc. ....    151,480
Johnson Rice & Company L.L.C. ..............................    151,480
Pritchard Capital Partners, LLC.............................    151,480
                                                              ---------
             Total..........................................  4,544,572
                                                              =========

       The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

       We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

       A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.35 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds to the selling stockholders.

                                                           PER SHARE      TOTAL
                                                           ---------      -----
Public offering price....................................    $11.75    $53,398,721
Underwriting discount....................................    $.5875     $2,669,936
Proceeds to the selling stockholders.....................  $11.1625    $50,728,785

       The expenses of the offering, not including the underwriting discount, are estimated at $150,000 and are payable by us.

NO SALES OF SIMILAR SECURITIES

       We, Energy Income Fund, L.P. and each of our directors who is an affiliate of a selling stockholder have agreed, with exceptions, not to sell or transfer any common stock for 30 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals and entity have agreed not to directly or indirectly

       -     offer, pledge, sell or contract to sell any common stock,

       -     sell any option or contract to purchase any common stock,

       -     purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       -     lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or, in some cases, acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

       The shares are listed on the New York Stock Exchange under the symbol "EPL."

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

       From time to time some of the underwriters have provided investment banking and other advisory services to us for which they have received customary compensation. Merrill Lynch & Co., Credit Suisse First Boston LLC and Jefferies & Company, Inc. were among the underwriters of our April 2003 common stock offering and Merrill Lynch & Co. and Credit Suisse First Boston LLC were among the initial purchasers of our August 2003 senior unsecured notes and received customary commissions for their services. Credit Suisse First Boston LLC was also the underwriter for the August 2003 common stock offering by the selling stockholders.

                                 LEGAL MATTERS

       Certain legal matters with respect to the common stock offered hereby will be passed upon by Cahill Gordon & Reindel LLP, New York, New York. Simpson Thacher & Bartlett LLP, New York, New York will act as counsel to the selling stockholders. Certain legal matters in connection with this offering will be passed upon for the underwriter by Baker Botts L.L.P., Houston, Texas. Baker Botts L.L.P. acted as counsel to Evercore in connection with its $60 million investment in our company in 1999, and served as our Texas local counsel in connection with the Hall-Houston acquisition.

                      WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Commission under the Securities Act a registration statement on Form S-3 with respect to the common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which constitute part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus supplement and the accompanying prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus supplement and the accompanying prospectus, reference is made to the registration statement, including the exhibits, copies of which may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Commission at prescribed rates. Information on the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information that is filed through the Commission's EDGAR System. The web site can be accessed at www.sec.gov. Our common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning us can be inspected at the offices of the Exchange at 20 Broad Street, New York, New York 10005.

       We "incorporate by reference" information that we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our Commission file number is 001-16179.

       We have previously filed and/or furnished the following documents with the Commission and incorporate them by reference into this prospectus supplement:

       - our annual report on Form 10-K for the fiscal year ended December 31, 2002;

       - our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

       - our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

       - our current reports on Form 8-K filed and/or furnished on March 17, April 3, July 3 and August 8, 2003 (excluding in each case any information furnished under "Item 9" or "Item 12" in such report and excluding exhibits filed or furnished under such Items, which are not incorporated by reference into this prospectus supplement);

       -     our current report on Form 8-K furnished on November 5, 2003; and

       - the description of our common stock contained in our registration statement on Form S-3 filed on March 14, 2003, as amended by the Company's amended and restated by-laws filed as Exhibit 3.1 to the Company's current report on Form 8-K filed on April 3, 2003.

       All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K), prior to the sale of the shares of common stock offered by this prospectus supplement or prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and a part of this prospectus supplement and the accompanying prospectus from the date such documents are filed. Also, all such documents filed by us after the date of the initial registration statement of which this prospectus supplement and the accompanying prospectus form a part and prior to effectiveness of the registration statement shall also be deemed incorporated by reference and a part of this prospectus supplement and the accompanying prospectus from the date such documents are filed.

       We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement and the accompanying prospectus have been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this prospectus supplement and the accompanying prospectus, not including exhibits to such incorporated information that are not specifically incorporated by reference into such information. Requests for such copies should be directed to us at the following address: Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attention:
Corporate Secretary, telephone number: (504) 569-1875.

PROSPECTUS

                                   (EPL LOGO)
                             ENERGY PARTNERS, LTD.

                        4,544,572 SHARES OF COMMON STOCK

                             ----------------------

       Evercore Capital Partners L.P. and certain of its affiliates, the selling securityholders, are offering up to 4,544,572 shares of our common stock. The selling securityholders currently own 4,544,572 shares, or 14.1% of our common stock. These selling securityholders may include "affiliates," as defined in Rule 405 under the Securities Act of 1933, as amended.

       We expect that sales made pursuant to this prospectus will be made:

       -     in broker's transactions;

       -     in transactions directly with market makers; or

       -     in negotiated sales or otherwise.

       The selling securityholders will determine when they will sell their shares, and in all cases they will sell their shares at the prevailing market prices, at prices related to prevailing market prices or at prices negotiated at the time of the sale. We will not receive any proceeds from these sales.

       The brokers and dealers the selling securityholders utilize in selling these shares may receive compensation in the form of underwriting discounts, concessions or commissions from the sellers or purchasers of the shares. Any compensation may exceed customary commissions. The selling securityholders and the brokers and dealers they utilize may be deemed to be "underwriters" within the meaning of the securities laws, and any commissions received and any profits realized by them upon the sale of shares may be considered to be underwriting compensation.

       Our common stock is listed on the New York Stock Exchange under the symbol "EPL." The last reported sale price on October 20, 2003 was $11.62 per share.

                             ----------------------

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 1.

                             ----------------------

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                      This prospectus is dated November 4, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
FORWARD LOOKING STATEMENTS..................................   i
RISK FACTORS................................................   1
OUR COMPANY.................................................   3
USE OF PROCEEDS.............................................   3
SELLING SECURITYHOLDERS.....................................   4
PLAN OF DISTRIBUTION........................................   5
LEGAL MATTERS...............................................   6
EXPERTS.....................................................   6
WHERE YOU CAN FIND MORE INFORMATION.........................   6

       You should rely only on the information contained in this document or documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                           FORWARD LOOKING STATEMENTS

       All statements other than statements of historical fact contained in this prospectus, the documents incorporated by reference in this prospectus and other written or oral statements made by us or on our behalf, are forward-looking statements. When used herein, the words "anticipates," "expects," "believes," "goals," "intends," "plans," or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that forward-looking statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause our actual results to differ materially from the views, beliefs and estimates expressed or implied in such forward-looking statements. We refer you specifically to the section entitled "Risk Factors," as well as the disclosure contained in our latest annual report on Form 10-K and the other documents incorporated by reference herein. Although we believe that the assumptions on which any forward-looking statements in this prospectus and periodic reports filed by us are reasonable, no assurance can be given that such assumptions will prove correct. All forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus and in the documents incorporated by reference.

                                  RISK FACTORS

       You should consider carefully the following factors, as well as those discussed elsewhere in this prospectus. In addition to the factors below, please refer to the disclosure contained in our latest annual report on Form 10-K for the fiscal year ended December 31, 2002. Please read "Items 1 & 2. Business and Properties -- Regulatory Matters" and "-- Additional Factors Affecting Business" in our latest annual report for these risk factors. Please also read "Where You Can Find More Information."

  THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKETS.

       Our largest stockholders, Evercore Capital Partners L.P. and affiliates ("Evercore"), Energy Income Fund, L.P. and Richard A. Bachmann, our chairman, president and chief executive officer, could sell a substantial number of shares of our common stock in the public market, either pursuant to exemptions afforded to affiliates under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an effective registration statement. Evercore and Energy Income Fund, L.P. together sold approximately 3,600,000 shares in a public offering in April 2003 and Evercore sold an additional 2,500,000 shares in a public offering in August 2003 and may sell all of its remaining 4,544,572 shares pursuant to this prospectus. Affiliates may sell under Rule 144 of the Securities Act the greater of 1% of the number of shares of common stock then outstanding and the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a required notice of such sale. Such sales by our largest stockholders, sales by other securityholders or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

       Additionally, in connection with the acquisition of Hall-Houston Oil Company ("Hall-Houston"), we issued warrants and Series D exchangeable convertible preferred stock that as of September 30, 2003 can be exchanged or exercised for a total of up to approximately 8,290,000 shares of our common stock. All of the common stock underlying the warrants and Series D preferred stock are freely tradable upon resale pursuant to a prospectus filed with the Securities and Exchange Commission. Also in connection with our acquisition of Hall-Houston, we entered into an earnout agreement which, depending on the performance of the oil and natural gas properties subject to the agreement, could obligate us to issue up to $40,000,000 market value of our common stock to the participants in the agreement, and such common stock is required to be publicly registered under the agreement.

  THE MARKET PRICE OF OUR COMMON STOCK HAS EXPERIENCED SUBSTANTIAL VOLATILITY AND MAY CONTINUE TO DO SO IN THE FUTURE.

       Since our initial public offering in November 2000 at a price of $15.00 per share, the trading price for our common stock on the New York Stock Exchange has declined to $11.62 as of October 20, 2003. The market price of our common stock may not exceed or even remain at current levels. The following factors may have an adverse impact on the market price of our common stock:

       - lack of success in our drilling activities, including exploratory drilling;

       -     fluctuations in oil and natural gas prices;

       -     market conditions for oil and natural gas stocks;

       -     market conditions generally;

       -     governmental regulation; and

       -     fluctuations in our operating results.

  CONTROL BY PRINCIPAL STOCKHOLDER.

       Our principal stockholder, Evercore Capital Partners L.P., together with its affiliates ("Evercore"), beneficially owns approximately 14.1% of our outstanding shares of common stock and Evercore is entitled to nominate two of our nine directors. Evercore's approval is required to take a number of corporate actions, including making acquisitions, selling assets, adopting or amending capital and operating budgets, incurring indebtedness, increasing compensation, issuing our stock, declaring dividends, engaging in hedging transactions and entering joint ventures. As a result, Evercore is in a position to control or influence substantially the manner in which our business is operated and the outcome of stockholder votes on the election of directors and other matters. Our Stockholder Agreement, and Evercore's right to nominate two of our nine directors and approve such actions, terminates when Evercore and its affiliates own less than 10% of our outstanding common stock on a fully diluted basis.

  PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND UNDER DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

       The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the market price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include:

       - the board of directors' ability to issue shares of preferred stock and determine the terms of the preferred stock without securityholder approval; and

       - a prohibition on the right of securityholders to call meetings and a limitation on the right of securityholders to act by written consent and to present proposals or make nominations at securityholder meetings.

       In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Evercore is generally exempted from these provisions.

                                  OUR COMPANY

       We are an independent oil and natural gas exploration and production company focused on the shallow to moderate depth waters of the Gulf of Mexico Shelf. We concentrate on the Gulf of Mexico Shelf region because that area provides us with favorable geologic and economic conditions, including multiple reservoir formations, regional economies of scale, extensive infrastructure and comprehensive geologic databases. We believe that this region offers a balanced and expansive array of existing and prospective exploration, exploitation and development opportunities in both established productive horizons and deeper geologic formations. As of December 31, 2002, we had estimated proved reserves of approximately 127.0 billion cubic feet of natural gas and 26.4 million barrels of oil, or an aggregate of approximately 47.5 million barrels of oil equivalent, with a present value of estimated pre-tax future net cash flows of $608.3 million, and of estimated after-tax future net cash flows of $476.9 million based upon year-end 2002 prices and a discount rate of 10%.

       Since our incorporation in January 1998 by Richard A. Bachmann, our founder, chairman, president and chief executive officer, we have assembled a team of geoscientists and management professionals with considerable region-specific geological, geophysical, technical and operational experience. We have grown through a combination of exploration, exploitation and development drilling and multi-year, multi-well drill-to-earn programs, as well as strategic acquisitions of mature oil and natural gas fields in the Gulf of Mexico Shelf area, and in particular the acquisition of Hall-Houston in early 2002.

       Our strategy is to grow our reserves and production through a balanced investment program including low risk exploitation and development activities in and around our existing fields and moderate risk exploration activities in the shallow to moderate depth waters of the central region of the Gulf of Mexico Shelf. A limited amount of our exploration budget each year will be allocated to higher risk, higher potential exploration prospects in this region.

       Our principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. Our telephone number is (504) 569-1875. We also maintain a web site at www.eplweb.com which contains information about us, including links to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and related amendments. Our web site and the information contained in it and connected to it shall not be deemed incorporated by reference into this prospectus.

                                USE OF PROCEEDS

       We will not receive any of the proceeds from the offer and sale of the shares of our common stock by the selling securityholders.

                            SELLING SECURITYHOLDERS

       We have filed a registration statement, of which this prospectus forms a part, in order to permit the selling securityholders to resell to the public up to 4,544,572 shares of our common stock.

       The following table sets forth certain information as of September 30, 2003 regarding beneficial ownership of our common stock by each selling securityholder. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities. Shares of our common stock that are issuable upon the exercise of outstanding options, warrants, conversion of preferred stock or exercise of other purchase rights are treated as outstanding for purposes of computing such selling securityholder's ownership, to the extent exercisable or convertible within sixty days of the date of this prospectus, but are not deemed outstanding for purposes of computing the ownership of any other selling securityholder.

                                                                    NUMBER OF
                                             SHARES BENEFICIALLY      SHARES      SHARES BENEFICIALLY
                                             OWNED PRIOR TO THE    WHICH MAY BE       OWNED AFTER
                                                  OFFERING           OFFERED            OFFERING
                                             -------------------   ------------   --------------------
NAME                                          NUMBER     PERCENT                   NUMBER     PERCENT
----                                         ---------   -------                  --------   ---------
Evercore Capital Partners L.P.(1)..........  2,978,852     9.3%     2,978,852       --          --
Evercore Capital Offshore Partners
  L.P.(1)..................................    785,663     2.4%       785,663       --          --
Evercore Capital Partners (NQ) L.P.(1).....    715,368     2.2%       715,368       --          --
Evercore Co-Investment Partnership
  L.P.(1)..................................     64,689       *         64,689       --          --
All selling stockholders, as a group.......  4,544,572    14.1%     4,544,572       --          --

------------

* Represents beneficial ownership of less than 1%.

(1) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003, as adjusted for the April and August 2003 offerings of shares of our common stock by Evercore. The address of Evercore is 65 East 55th Street, 33rd Floor, New York, New York 10022.

    Evercore Partners L.L.C. is the general partner of the first three Evercore entities listed above and has sole voting and dispositive power of their shares. Evercore Co-Investment G.P. L.L.C. is the general partner of Evercore Co-Investment Partnership L.P. and has sole voting and dispositive power with respect to its shares. Two of our directors, Mr. Austin M. Beutner and Mr. William O. Hiltz, are principals of Evercore and disclaim beneficial ownership of shares of our common stock owned by Evercore. Additionally, Mr. Hiltz acquired 150,000 shares of our common stock prior to joining Evercore and prior to Evercore's investment in us. Mr. Hiltz sold 30,000 of these shares in our April 2003 stock offering. Evercore disclaims beneficial ownership of these shares of common stock owned by Mr. Hiltz.

                              PLAN OF DISTRIBUTION

       The selling securityholders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling securityholders or by permitted pledgees, donees, transferees or other permitted successors in interest. Such sales by the selling securityholders may be made in any of the following manners:

       - on the New York Stock Exchange in transactions pursuant to and in accordance with the rules of such exchange;

       -     in the over-the-counter market;

       -     in public or privately negotiated transactions;

       -     in transactions involving principals or brokers;

       -     in a combination of such methods of sale; or

       -     any other lawful methods.

       Although sales of the shares are, in general, expected to be made at market prices prevailing at the time of sale, the shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

       In offering the shares covered by this prospectus, each of the selling securityholders and any broker-dealers who sell the shares for the selling securityholders may be "underwriters" within the meaning of the Securities Act, and any profits realized by such selling securityholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

       Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling securityholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

       Each of the selling securityholders is acting independently of us in making decisions with respect to the timing, manner and size of each sale of shares. We have not been advised of any definitive selling arrangement at the date of this prospectus between any selling securityholder and any broker-dealer or agent.

       To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the shares by the selling securityholders, will be set forth in a prospectus supplement.

       The expenses of preparing and filing this prospectus and the related registration statement with the Securities and Exchange Commission will be paid entirely by us. Shares of common stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus. The selling securityholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder.

       Neither we nor the selling securityholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling securityholders on account of their sales of the shares from time to time.

       The aggregate maximum compensation that members of the NASD or independent broker-dealers will receive in connection with the sale of any securities pursuant to this prospectus and the registration statement of which it forms a part will not be greater than 8% of the gross proceeds of such sale.

                                 LEGAL MATTERS

       Certain legal matters with respect to the common stock offered hereby will be passed upon by Cahill Gordon & Reindel LLP, New York, New York.

                                    EXPERTS

       The consolidated financial statements of Energy Partners, Ltd. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements refers to a change in the method of accounting for derivative instruments and hedging activities.

       The estimated reserve data of Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineering consultants, incorporated by reference in this prospectus and the registration statement of which this prospectus is a part have been incorporated by reference in reliance on the authority of said firms as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Commission under the Securities Act a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits to the prospectus, copies of which may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Commission at prescribed rates. Information on the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information that is filed through the Commission's EDGAR System. The web site can be accessed at www.sec.gov. Our common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning us can be inspected at the offices of the Exchange at 20 Broad Street, New York, New York 10005.

       We "incorporate by reference" information that we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this prospectus. Our Commission file number is 001-16179.

       We have previously filed the following documents with the Commission and incorporate them by reference into this prospectus:

       - our annual report on Form 10-K for the fiscal year ended December 31, 2002;

       - our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

       - our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

       - our current reports on Form 8-K filed and/or furnished on March 17, April 3, July 3 and August 8, 2003 (excluding in each case any information furnished under "Item 9" or "Item 12" in such report and excluding exhibits filed or furnished under such Items, which are not incorporated by reference into this prospectus); and

       - the description of our common stock contained in our registration statement on Form S-3 filed on March 14, 2003, as amended by the Company's amended and restated by-laws filed as Exhibit 3.1 to the Company's current report on Form 8-K filed on April 3, 2003.

       All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K), prior to the sale of the shares of common stock offered by this prospectus or prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and a part of this prospectus from the date such documents are filed. Also, all such documents filed by us after the date of the initial registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement shall also be deemed incorporated by reference and a part of this prospectus from the date such documents are filed.

       We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this prospectus (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attention:
Corporate Secretary, telephone number: (504) 569-1875.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,544,572 SHARES

                                   (EPL LOGO)

                             ENERGY PARTNERS, LTD.

                                  COMMON STOCK

                 ---------------------------------------------

                             PROSPECTUS SUPPLEMENT

                 ---------------------------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                            DEUTSCHE BANK SECURITIES
                           JEFFERIES & COMPANY, INC.

                               NOVEMBER 10, 2003

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